EXHIBIT 11

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Years Ended December 31,

	2009	2008	2007

Net income	$9,422	$16,006	$15,394
Loss from discontinued operations	—	—	(795)
Dividends on preferred shares and accretions	2,773	102	—

Net income available for common shareholders and adjusted for diluted computation	$6,649	$15,904	$14,599

Weighted average common shares outstanding	18,104,619	17,890,997	18,407,228
Add dilutive effect of:
Stock options [1]	21,714	216,881	321,806

Adjusted for assumed diluted computation	18,126,333	18,107,878	18,729,034

Net income available to common shareholders, per average common share:
Basic	$0.37	$0.89	$0.79

Diluted	0.37	0.88	0.78

[1]

Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2009, 2008 and 2007 have not been included in computation of diluted EPS for those respective years. As of December 31, 2009, 460,822 options to purchase shares between $10.61 and $26.94 were not included; as of December 31, 2008, 531,601 options to purchase shares at prices between $14.40 and $26.94 were not included; as of December 31, 2007, 384,147 options to purchase shares at prices between $17.73 and $26.94 were not included.